May 20, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Amy Geddes and Lyn Shenk

100 F Street, NE

Washington, DC 20549

Re:	Premier, Inc.

File No. 001-36092

Form 10-K for the Year Ended June 30, 2021

Filed August 17, 2021

Dear Ms. Geddes and Mr. Shenk:

Set forth below is Premier, Inc.’s (the “Company”) response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission received in a letter via email, dated May 11, 2022, relating to the Company’s Form 10-K for the year ended June 30, 2021, which was filed on August 17, 2021.

For ease of review, we have set forth below the comment in your letter in bold font and following is the Company’s response thereto.

Form 10-K for the Year Ended June 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended June 30, 2021 and 2020

Certain Non-GAAP Financial Data, page 69

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We note you have included the line item “Other expense, net” in the reconciliations for Adjusted EBITDA from Net Income from Continuing Operations, Adjusted EBITDA from Income before Income Taxes, and Non-GAAP Adjusted Net Income from Net Income Attributable to Stockholders, but the amounts attributable to this line item differ between reconciliations. Please tell us what is included in this line item in each of these reconciliations and why you have used the same name for an amount that apparently represents different items.

Response:

The “Other expense, net” line items indicated in the Staff’s comment are broad categories and include multiple individually immaterial sub-items that may or may not be applicable to all non-GAAP reconciliations included in the Form 10-K. Where sub-items were not applicable to a particular reconciliation, such sub-items were removed from the amount of the line item, resulting in the differences noted by the Staff. Historically, each sub-item within “Other expense, net” was determined to be immaterial, both individually and in the aggregate.

Respectfully, in response to the Staff’s comment, in future filings, beginning with the Company’s Form 10-K for the year ended June 30, 2022, the Company will revise the labeling of each line item in the reconciliations of non-GAAP measures currently labeled “Other expense, net” to read “Other reconciling items, net”. Management will also provide descriptive footnotes when necessary to clarify the primary components of such other reconciling items.

For the Staff’s reference, “Other reconciling items, net” within the reconciliation of net income from continuing operations to Adjusted EBITDA was comprised of:

Net Income from Continuing Operations to Adjusted EBITDA

Strategic and financial restructuring	$6,990
Loss on disposal of assets	1,900
Remeasurement of Contingent Consideration	(689)

Other Expense, Net	$8,201

The Company’s clarifying footnote for the above reconciling items would read as follows:

“Other reconciling items, net for the year ended June 30, 2022, is primarily attributable to strategic initiative and financial restructuring-related expenses and loss on disposal of assets.”

In the Company’s June 30, 2022 Form 10-K, our Non-GAAP reconciliation tables will include additional clarifying footnotes as follows:

(1)	the footnote for “other reconciling items, net” within the reconciliation of income before income taxes to Segment Adjusted EBITDA would read:

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“Other reconciling items, net for the year ended June 30, 2022, is primarily attributable to strategic initiative and financial restructuring-related expenses.”

(2)	the footnote for “other reconciling items, net” within the reconciliation of net income attributable to stockholders to Non-GAAP Adjusted Net Income would read:

“Other reconciling items, net for the year ended June 30, 2022, is primarily attributable to strategic initiative and financial restructuring-related expenses, loss on disposal of assets and imputed interest on notes payable to former limited partners.”

(3)	the footnote for “other reconciling items, net” within the reconciliation of earnings per share attributable to stockholders to Non-GAAP Adjusted Earnings per Share would read:

“Other reconciling items, net for the year ended June 30, 2022, is primarily attributable to strategic initiative and financial restructuring-related expenses, loss on disposal of assets and imputed interest on notes payable to former limited partners.”

If you have any further questions or require additional information, please do not hesitate to contact me directly via email at mike_alkire@premierinc.com or via telephone at 704-816-5251.

Very truly yours,

/s/ Michael J. Alkire
Michael J. Alkire
President and Chief Executive Officer

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